UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2025

Commission file number: 001-42648

K WAVE MEDIA LTD.

c/o Maples Corporate Services Limited

PO Box 309, Ugland House

Grand Cayman, KY1-1104

Cayman Islands

(703) 790-0717

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Announcement of Completion of its Business Combination with Global Star Acquisition Inc. and Planned Trading of Class A Ordinary Shares on Nasdaq

On May 13, 2025, K Wave Media Ltd. (the “Company”) issued a press release announcing the completion of its business combination with K Enter Holdings Inc. (the “K Enter”) and that the ordinary shares of the Company are expected to commence trading on Nasdaq Stock Market on May 14, 2025.

A copy of the press release is attached as Exhibit 99.1 to this current report on Form 6-K and is incorporated by reference herein.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release dated May 13, 2025

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

K Wave Media Ltd.

By:	/s/ Jun Jong
Name:	Jun Jong
Title:	Chief Financial Officer

Date: May 13, 2025

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